Exhibit 99.1

News Release

Stantec selected as lead engineer for $1.9 billion rail modernization project

Will add critical capacity on Long Island Rail Road’s busiest corridor

EDMONTON, AB; NEW YORK, NY (February 15, 2018) TSX, NYSE:STN

Global design firm Stantec will serve as the lead engineer for the recent award of a $1.9 billion design-build commuter rail expansion for Long Island Rail Road (LIRR) in Nassau County, New York. The project will add a 9.8 mile third track and critical capacity for LIRR’s heavily used Main Line that carries more than 300,000 passengers daily. The project site, from Floral Park to Hicksville, is in the top two busiest commuter rail lines in North America.

In January, The Metropolitan Transportation Agency (MTA) awarded this project to 3rd Track Constructors (3TC), a consortium of leading construction firms including Dragados USA, Inc., John P. Picone Inc, CCA Civil, Inc., and Halmar International LLC. Stantec is the lead engineer for the consortium and will lead all rail, building, and infrastructure improvements. The project also includes the expansion of eight existing LIRR bridges over local streets, six LIRR station improvements and the safety improvements resulting from eliminating seven street-level grade crossings, along with the related improvements to railroad infrastructure, including signal, power, and communication systems. The third track will be placed within the existing LIRR right-of-way. Coupled with the use of recent technological advances in the transportation industry, this approach will significantly reduce construction impacts to the local community.

MTA officials say the long-awaited program will create a more reliable network, faster commuting, greater safety, fewer delays along the entire network, and an overall better commuting experience

Stuart Lerner, executive vice president with Stantec, says, “We’ve been providing design services to the MTA for more than 25 years and many of us are LIRR commuters. Alongside 3TC and other project partners, our team is deeply committed to delivering this state-of-the-art system that supports economic growth and accessibility for dozens of communities along this impacted corridor and across the entire region.”

The LIRR project is among Stantec’s largest transportation programs. More than 150 engineering, architecture, and science professionals will be assigned over the course of the project. Pre-construction activities will begin this quarter.

With more than 22,000 employees, Stantec is ranked as a top ten global design firm by Engineering News Record and a top ten architecture firm by Architectural Record. Locally, Stantec has a 360-person office in New York City, and other nearby office in Hauppauge.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That’s why at Stantec, we always design with community in mind.

We care about the communities we serve—because they’re our communities too. This allows us to assess what’s needed and connect our expertise, to appreciate nuances and envision what’s never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We’re designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements regarding the project described above, including statements regarding anticipated construction impacts, safety, network reliability, accessibility, and the timing of pre-construction. Forward-looking statements also included any other statements that do not refer to historical facts. By their nature, forward-looking statements are based on assumptions and subject to inherent risks and uncertainties. There is a risk that the project described above may be delayed, cancelled, suspended or terminated. This could cause future results to differ materially from the forward-looking statements made in this news release. Except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the proposed contract referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes.

Media Contact	Investor Contact
Danny Craig	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 949-923-6085 C: 949-632-6319	Ph: 780-616-2785
danny.craig@stantec.com	sonia.kirby@stantec.com

Design with community in mind